                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 2)*
                                     FINAL

                            THE BOX WORLDWIDE, INC.
                       (fka Video Jukebox Network, Inc.)
                       ---------------------------------
                               (Name of Issuer)

                         Common Stock, $.001 par value
                        ------------------------------
                        (Title of Class of Securities)

                                  102904 10 9
                                  -----------
                                 (CUSIP Number)

     Stephen M. Brett, Esq., Executive Vice President and General Counsel,
                           Tele-Communications, Inc.
   Terrace Tower II, 5619 DTC Parkway, Englewood, CO  80111, (303-267-5500)
   ------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               DECEMBER 16, 1997
                               -----------------
                     (Date of Event which Requires Filing
                              of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box: [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                 Exhibit Index is on Page 6

Cusip No.  102904 10 9
--------------------------------------------------------------------------------
     (1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

          TELE-COMMUNICATIONS, INC.
--------------------------------------------------------------------------------
     (2)  Check the Appropriate Box if a Member of a Group
                                                                (a)  [ ]
                                                                (b)  [ ]
--------------------------------------------------------------------------------
     (3)  SEC Use Only
--------------------------------------------------------------------------------
     (4)  Source of Funds
          AF
--------------------------------------------------------------------------------
     (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                [ ]
--------------------------------------------------------------------------------
     (6)  Citizenship or Place of Organization
          Delaware
--------------------------------------------------------------------------------
 Number of       (7)  Sole Voting Power         0 Shares
Shares Bene-          ----------------------------------------------------------
  ficially       (8)  Shared Voting Power       0 Shares
 Owned by             ----------------------------------------------------------
Each Report-     (9)  Sole Dispositive Power    0  Shares
 ing Person           ----------------------------------------------------------
   With         (10)  Shared Dispositive Power  0 Shares
                      ----------------------------------------------------------
     (11) Aggregate Amount Beneficially Owned by Each Reporting Person

          0  Shares
--------------------------------------------------------------------------------
     (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          [ ]
--------------------------------------------------------------------------------
     (13) Percent of Class Represented by Amount in Row (11)

          0%
--------------------------------------------------------------------------------
     (14) Type of Reporting Person

          HC, CO

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D
                               (Amendment No. 2)
                                     FINAL

                                 Statement of

                           TELE-COMMUNICATIONS, INC.

                       Pursuant to Section 13(d) of the
                        Securities Exchange Act of 1934

                                 in respect of

                            THE BOX WORLDWIDE, INC.
                       (fka Video Jukebox Network, Inc.)
                         (Commission File No. 0-15445)

ITEM 1.  Security and Issuer
         -------------------

         Tele-Communications, Inc., a Delaware corporation ("TCI"), hereby amends and supplements its Statement on Schedule 13D (the "Statement") with respect to the Common Stock, par value $.001 per share (the "Common Stock"), of The Box Worldwide, Inc., a Florida corporation (the "Issuer"). In February, 1997, the Issuer changed its name to The Box Worldwide, Inc. from Video Jukebox Network, Inc.

         The principal executive offices of the Issuer are located at 1221 Collins Avenue, Miami Beach, Florida 33139. Unless otherwise indicated, capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Statement.

         TCI is filing this amendment to the Statement as a result of the merger of TCI Music Acquisition Sub, Inc., a wholly-owned subsidiary of TCI Music, Inc., and the Issuer, with the Issuer surviving as a wholly-owned subsidiary of TCI Music, Inc. As a result of such merger, TCI ceased to be a beneficial owner of more than five percent of the Common Stock.

ITEM 4.  Purpose of Transaction
         ----------------------

         Item 4 of the Statement is hereby amended and supplemented by adding the following information thereto:

         On December 16, 1997, at a Special Meeting of Shareholders of the Issuer, the shareholders of the Issuer approved and adopted an Agreement and Plan of Merger, dated as of August 12, 1997 (the "Merger Agreement"), among the Issuer, TCI Music, Inc. ("TCI Music"), and TCI Music Acquisition Sub, Inc., a wholly owned subsidiary of TCI Music ("Acquisition Sub"), which provided for, among other things, Acquisition Sub merging with the Issuer (the "Merger"). The Merger became effective on December 16, 1997. Pursuant to the terms of the Merger Agreement, each outstanding share of Common Stock, including the Common Stock beneficially owned by TCI, was converted into the right to receive .07 of a share of TCI Music Series A Convertible Preferred Stock, par value $.01 per share (the "Music Preferred Stock"), and cash in lieu of fractional shares of the Music Preferred Stock. As a result, the Issuer became an wholly owned subsidiary of

TCI Music, and TCI became the beneficial owner of 84,242 shares of Music Preferred Stock representing approximately 4.7% of the shares of Music Preferred Stock outstanding after the Merger.

         The foregoing summary of the Merger is qualified in its entirety by reference to the complete terms, provisions and conditions thereof set forth in the Prospectus of TCI Music and the Proxy Statement of the Issuer filed on November 12, 1997, by such parties as part of a Registration Statement on Form S-4 (No. 333-39943). Said Registration Statement and Prospectus and Proxy Statement are incorporated herein by reference and are so filed herewith as
Exhibit 7(G) to this Amendment No. 2.

ITEM 5.  Interest in Securities of the Issuer
         ------------------------------------

         Item 5 of the Statement is hereby amended and supplemented by adding the following information thereto:

         (e) As a result of the Merger described in Item 4 above, on December 16, 1997, TCI ceased to be the beneficial owner of more than five percent of the Common Stock of the Issuer.

ITEM 7.  Material to be Filed as Exhibits
         --------------------------------

         (G) Registration Statement on Form S-4, filed by TCI Music and the Issuer on November 12, 1997, and thereafter ordered effective on November 12, 1997, under Commission File No. 333-39943, which is hereby incorporated by this reference.

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to the Statement is true, complete and correct.


March 20, 1998                                      TELE-COMMUNICATIONS, INC.



                                                    /s/ Stephen M. Brett
                                                    ----------------------------
                                                    Stephen M. Brett
                                                    Executive Vice President and
                                                    General Counsel

                                 EXHIBIT INDEX
                                 -------------

EXHIBIT                          EXHIBIT                                    PAGE
NUMBER
--------------------------------------------------------------------------------
7(G)      Registration Statement on Form S-4, filed by TCI Music and         --
          the Issuer on November 12, 1997, and thereafter ordered effective on November 12, 1997, under Commission File
          No. 333-39943, which is hereby incorporated by this reference.